UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly Held Company Corporate Taxpayer ID No. 60.746.948/0001-12

Final Summary Voting Map of the Shareholders’ Meetings of March 12, 2018, at 4:15 p.m.

     Banco Bradesco S.A. informs its shareholders, clients and the market in general, according to CVM Instruction No. 481/09, as amended, the Final Summary Voting Map (Attachment) which consolidates the remote votes from its shareholders and the votes of the shareholders attending the meeting, with the indications of total approvals, rejections and abstentions to each one of the matters approved at the Special and Annual Shareholders Meetings cumulatively held on this date.

Cidade de Deus, Osasco, SP, March 12, 2018

Banco Bradesco S.A.

Alexandre da Silva Glüher
Executive Vice President

Banco Bradesco S.A.
Type of Shareholders’ Meeting Special Shareholders’ Meeting
Date	Time
March 12, 2018	4:15 p.m.

Final Summary Voting Map of the Special Shareholders’ Meeting of Banco Bradesco S.A. (“Company”), composed of votes that were received as Remote Voting Forms and votes of the Company’s shareholders that attended the meeting on this date, according to CVM Instruction 561. The data contained in this document reflect the information available in our bookkeeping system until today.

	Summary Map – March 12, 2018			Common Shares
Agenda		Vote	Position	% of Common Shares	% of Voting Participation
1	To amend the term of office of the Managers, of the members of the Remuneration Committee and of the Ombudsman from 1 (one) to 2 (two) years, changing the Paragraph Three of Article 7, the "caput" and Paragraph One of Article 12 and the “caput” of Articles 8, 22 and 23	Approve	2,492,751,473	81.74434%	98.41%
		Reject	38,187,189	1.25227%	1.51%
		Abstain	2,183,862	0.07161%	0.09%
2	To amend the age limit to take office on the Board of Executive Officers, unifying it in 65 years old, changing Article 7, including the Paragraph Four, the Paragraph Two of Article 12 and Articles 18 and 19	Approve	2,530,748,898	82.99038%	99.91%
		Reject	210,225	0.00689%	0.01%
		Abstain	2,164,403	0.07098%	0.09%
3	To include the responsibilities to the Board of Directors to position themselves on corporate transactions that can lead to change of control and on public offer for acquisition of shares of the Company, changing Article 9, including items "j" and "k" and renumbering the subsequent items	Approve	2,530,957,132	82.99721%	99.91%
		Reject	992	0.00003%	0.00%
		Abstain	2,164,402	0.07098%	0.09%
4	To allow the Chairman of the Board of Directors or his statutory substitute to appoint the President of the Shareholders’ Meetings, changing the "caput" of Article 10 and letter "b" of Article 24	Approve	2,530,957,187	82.99721%	99.91%
		Reject	876	0.00003%	0.00%
		Abstain	2,164,463	0.07098%	0.09%
5	To amend the Sole Paragraph of Article 1, as a result of the amendment of the corporate name of BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	Approve	2,530,957,743	82.99723%	99.91%
		Reject	0	0.00000%	0.00%
		Abstain	2,164,783	0.07099%	0.09%
6	To amend the Article 11, concerning the number of regular meetings of the Board of Directors	Approve	2,530,957,738	82.99723%	99.91%
		Reject	5	0.00000%	0.00%
		Abstain	2,164,783	0.07099%	0.09%
7	To include the letter "g" in the Paragraph Three of Article 13, concerning the representation of the Company before the certifying entities	Approve	2,530,957,743	82.99723%	99.91%
		Reject	0	0.00000%	0.00%
		Abstain	2,164,783	0.07099%	0.09%
8	To amend the Article 14, to give greater transparency to the activities already carried out by the Management	Approve	2,530,957,743	82.99723%	99.91%
		Reject	0	0.00000%	0.00%
		Abstain	2,164,783	0.07099%	0.09%
9	To amend the Article 16, concerning the nomination of a substitute in the Board of Executive Officers, by the Board of Directors, in the event of a vacancy, absence or temporary impediment	Approve	2,530,957,743	82.99723%	99.91%
		Reject	0	0.00000%	0.00%
		Abstain	2,164,783	0.07099%	0.09%
10	To amend the Article 17, on the representation of the Company in companies and/or external entities	Approve	2,530,957,743	82.99723%	99.91%
		Reject	0	0.00000%	0.00%
		Abstain	2,164,783	0.07099%	0.09%
11	To amend the Item III of Article 27, improving its wording, without changing its content	Approve	2,530,957,743	82.99723%	99.91%
		Reject	0	0.00000%	0.00%
		Abstain	2,164,783	0.07099%	0.09%

Banco Bradesco S.A.
Type of Shareholders’ Meeting Special Shareholders’ Meeting
Date	Time
March 12, 2018	4:15 p.m.

Final Summary Voting Map of the Annual Shareholders’ Meeting of Banco Bradesco S.A. (“Company”), composed of votes that were received as Remote Voting Forms and votes of the Company’s shareholders that attended the meeting on this date, according to CVM Instruction 561. The data contained in this document reflect the information available in our bookkeeping system until today.

Summary Map – March 12, 2018			Common Shares			Preferred Shares

Agenda		Vote	Position	% of Common Shares	% of Voting Participation	Position	% of Preferred Shares	% of Voting Participation
1	Acknowledge the management accounts and examine, discuss and vote on the Financial Statements related to the fiscal year ended on December 31, 2017	Approve	2,544,369,660	83.43704%	99.30%	0	0.00000%	0.00%
		Reject	0	0.00000%	0.00%	0	0.00000%	0.00%
		Abstain	18,386,007	0.60293%	0.70%	0	0.00000%	0.00%
2	Resolve on the proposal of the Board of Directors for the allocation of the net income of the fiscal year 2017	Approve	2,544,368,710	83.43701%	99.30%	0	0.00000%	0.00%
		Reject	951	0.00003%	0.00%	0	0.00000%	0.00%
		Abstain	18,386,006	0.60293%	0.70%	0	0.00000%	0.00%
3	Proposal of the controlling shareholders for the Board of Directors to have 9 (nine) members	Approve	2,544,286,982	83.43433%	99.30%	0	0.00000%	0.00%
		Reject	100	0.00000%	0.00%	0	0.00000%	0.00%
		Abstain	18,468,585	0.60564%	0.70%	0	0.00000%	0.00%
5.1	Election of each candidate for the Board of Directors – Number of positions: 9 Appointment of candidates for the board of directors (the shareholder may appoint as many candidates as the number of vacancies to be filled in the general election) Luiz Carlos Trabuco Cappi	Yes	2,474,925,149	81.15976%	96.60%	0	0.00000%	0.00%
		No	68,648,397	2.25117%	2.68%	0	0.00000%	0.00%
		Abstain	18,386,332	0.60294%	0.72%	0	0.00000%	0.00%

5.2	Carlos Alberto Rodrigues Guilherme	Approve	2,463,226,060	80.77611%	96.15%	0	0.00000%	0.00%
		Reject	63,539,496	2.08364%	2.48%	0	0.00000%	0.00%
		Abstain	35,194,322	1.15412%	1.37%	0	0.00000%	0.00%
5.3	Denise Aguiar Alvarez	Approve	2,466,328,229	80.87784%	96.27%	0	0.00000%	0.00%
		Reject	60,504,419	1.98411%	2.36%	0	0.00000%	0.00%
		Abstain	35,127,230	1.15192%	1.37%	0	0.00000%	0.00%
5.4	João Aguiar Alvarez	Approve	2,466,329,100	80.87787%	96.27%	0	0.00000%	0.00%
		Reject	60,503,548	1.98408%	2.36%	0	0.00000%	0.00%
		Abstain	35,127,230	1.15192%	1.37%	0	0.00000%	0.00%
5.5	Milton Matsumoto	Approve	2,454,759,203	80.49846%	95.82%	0	0.00000%	0.00%
		Reject	72,006,353	2.36129%	2,81%	0	0.00000%	0.00%
		Abstain	35,194,322	1.15412%	1.37%	0	0.00000%	0.00%
5.6	Domingos Figueiredo de Abreu	Approve	2,458,430,319	80.61885%	95.96%	0	0.00000%	0.00%
		Reject	68,484,907	2.24581%	2.67%	0	0.00000%	0.00%
		Abstain	35,044,652	1.14921%	1.37%	0	0.00000%	0.00%
5.7	Alexandre da Silva Glüher	Approve	2,477,920,130	81.25797%	96.72%	0	0.00000%	0.00%
		Reject	65,653,416	2.15296%	2.56%	0	0.00000%	0.00%
		Abstain	18,386,332	0.60294%	0.72%	0	0.00000%	0.00%
5.8	Josué Augusto Pancini	Approve	2,477,920,070	81.25797%	96.72%	0	0.00000%	0.00%
		Reject	65,653,476	2.15296%	2.56%	0	0.00000%	0.00%
		Abstain	18,386,332	0.60294%	0.72%	0	0.00000%	0.00%
5.9	Maurício Machado de Minas	Approve	2,477,920,130	81.25797%	96.72%	0	0.00000%	0.00%
		Reject	65,653,416	2.15296%	2.56%	0	0.00000%	0.00%
		Abstain	18,386,332	0.60294%	0.72%	0	0.00000%	0.00%
8	Indication of all the names that make up the coalition Controlling Shareholders Domingos Aparecido Maia (Effective) and Nilson Pinhal (Alternate) José Maria Soares Nunes (Effective) and Renaud Roberto Teixeira (Alternate) Ariovaldo Pereira (Effective) and Jorge Tadeu Pinto de Figueiredo (Alternate) Appointment of all candidates that compose the coalition – Controlling Shareholders	Approve	2,257,253,724	74.02170%	88.11%	0	0.00000%	0.00%
		Reject	0	0.00000%	0.00%	0	0.00000%	0.00%
		Abstain	152,207,453	4.99131%	5.94%	0	0.00000%	0.00%
10	Separate Election of Fiscal Council – Common Shares Appointment of candidates to compose the fiscal council by minority shareholders holding shares entitled to vote (the shareholders must fill this blank in case he has not filled the general election blank). João Carlos de Oliveira (Effective) and José Luiz Rodrigues Bueno (Alternate)	Approve	187,079,951	6.13488%	7.30%	0	0.00000%	0.00%
		Reject	0	0.00000%	0.00%	0	0.00000%	0.00%
		Abstain	126,937,308	4.16263%	4.95%	0	0.00000%	0.00%
11.1	Appointment of candidates to compose the Fiscal Council by preferred shareholders not entitled to voting rights or with restricted vote Luiz Carlos de Freitas (Effective) and João Sabino (Alternate)	Approve	0	0.00000%	0.00%	306,479,663	10.09610%	22.18%
		Reject	0	0.00000%	0.00%	36,137,552	1.19045%	2.62%
		Abstain	0	0.00000%	0.00%	1,039,232,580	34.23455%	75,21%

11.2	Walter Luis Bernardes Albertoni (Effective) and Reginaldo Ferreira Alexandre (Alternate)	Approve	0	0.00000%	0.00%	974,961,385	32.11732%	70.55%
		Reject	0	0.00000%	0.00%	8,484,695	0.27950%	0.61%
		Abstain	0	0.00000%	0.00%	398,403,715	13.12427%	28.83%
11.3	Luiz Alberto de Castro Falleiros (Effective) and Eduardo Georges Chehab (Alternate)	Approve	0	0.00000%	0.00%	135,366,256	4.45925%	9.80%
		Reject	0	0.00000%	0.00%	36,138,644	1.19048%	2.62%
		Abstain	0	0.00000%	0.00%	1,210,344,895	39.87136%	87.59%
12	Proposal of compensation (fixed and variable), in the annual overall amount of up to R$335,000,000.00, and annual budget of up to R$345,000,000.00 to fund the pension plan for the management, for the year of 2018	Approve	2,485,608,555	81.51010%	97.00%	0	0.00000%	0.00%
		Reject	58,761,085	1.92694%	2.29%	0	0.00000%	0.00%
		Abstain	18,386,027	0.60293%	0.71%	0	0.00000%	0.00%
13	Proposal of monthly compensation, in the amount of R$18,000.00, for each effective member of the Fiscal Council, for the year of 2018	Approve	2,544,120,654	83.42888%	99.30%	0	0.00000%	0.00%
		Reject	364	0.00001%	0.00%	0	0.00000%	0.00%
		Abstain	18,634,649	0.61108%	0.70%	0	0.00000%	0.00%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 13, 2017

BANCO BRADESCO S.A.

By:	/S/ Alexandre da Silva Glüher Alexandre da Silva Glüher Executive Vice President

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.